

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Via E-mail

Terry Stevens
Chief Financial Officer
Highwoods Properties, Inc.
Highwoods Realty Limited Partnership
3100 Smoketree Court
Suite 600
Raleigh, NC 27604

> **Re:    Highwoods Properties, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 001-13100**
>
> **Highwoods Realty Limited Partnership**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 000-21731**

Dear Mr. Fritsch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis …, page 28

1.    We note your disclosure of office leasing statistics in the Executive Summary. In future Exchange Act periodic reports, please also provide for your industrial portfolio and, if material, your retail portfolio.

Terry Stevens
Chief Financial Officer
Highwoods Properties, Inc.
Highwoods Realty Limited Partnership
April 19, 2013
Page 2

2.      In future Exchange Act periodic reports, please provide more detailed leasing statistics, including the amount of space available at the start of the period, the amount of lease expirations, the amount of new leases, the amount of renewals and the amount of vacant space at the end of the period.

3.      Our understanding is that tenant improvement and leasing commission costs are significantly higher for new leases than for renewed leases.  If so, in future Exchange Act periodic reports, please specify the tenant improvement costs and leasing commission costs for new leases.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me at (202) 551-3852 with any other questions.

                                        Sincerely,

                                        /s/ Michael McTiernan

                                        Michael McTiernan
                                        Assistant Director


cc: Jeff Miller, Esq. (*via e-mail*)